[redacted]

09056183

UNITED STATES
ITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing
Section

MAR 02 2009

Washington, DC
110

SEC FILE NUMBER
8- 52060

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wallace Willmore Cromwell Securities LLC dba WWC SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11911 Freedom Drive, Suite 1010
(No. and Street)

Reston	Virginia	20190
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Elaine Neveln (703)995-2177
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
(Name – *if individual, state last, first middle name*)

100 East Pratt Street, Suite 1900	Baltimore	Maryland	21202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report by covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for exemption. See Section 204.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in the form are not required to respond unless the form displays a currently valid OMB control number.

WWC Securities, LLC

Financial Condition
December 31, 2008

WWC Securities, LLC
Index
December 31, 2008

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
100 East Pratt Street
Suite 1900
Baltimore MD 21202-1096
Telephone (410) 783 7600
Facsimile (410) 783 7680

Report of Independent Auditors

To the Members of
WWC Securities, LLC

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of WWC Securities, LLC (the "Company") at December 31, 2008, for the year then ended in conformity with accounting principles generally accepted in the United States of America. The financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on the financial statement based on our audit. We conducted our audit of the statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 25, 2009

WWC Securities, LLC
Statement of Financial Condition
December 31, 2008

Assets		
Cash and cash equivalents	$	594,300
Total assets	$	594,300
Liabilities and Members' Capital		
Accounts payable, accrued expenses and other liabilities	$	107,458
Members' capital		486,842
Total liabilities and members' capital	$	594,300

The accompanying notes are an integral part of this financial statement.

1. Organization and Nature of Business

WWC Securities, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a Virginia limited liability corporation ("LLC") that is 67% owned by WWC Capital Group, LLC (the "Parent") and 33% owned by William Braun Jones, III. The Company is engaged in a single line of business as a securities broker-dealer, which comprises the investment banking business.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, the Company is exempt from the provisions of Rule 15c3-3. The Company has claimed exemption from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of Rule 15c3-3.

2. Summary of Significant Accounting Policies

Use of Estimates
Accounting principles generally accepted in the United States of America require management to make estimates and assumptions when preparing its financial statements. Actual results could differ from those estimates.

Investment Banking
Investment banking revenues include fees earned from providing merger-and-acquisition and financial advisory services. Substantially all investment banking advisory fees are recorded on the date a transaction is completed and the income is reasonably determinable. A small portion of the fees are attributable to non-refundable retainer fees and are recorded on the date received.

Income Taxes
Income taxes are not reflected in the accompanying financial statements as the responsibility for income taxes are that of the members, not of the Company itself.

Cash and Cash Equivalents
Cash equivalents include certain investments in highly liquid debt investments with original maturities of three months or less at the date of purchase.

3. Employee Benefit Plan

The Parent has a profit-sharing retirement plan in which employees of the Company participate. The Plan covers substantially all employees upon completion of three months of continuous service, as defined. The plan has been structured under Section 401(k) of the Internal Revenue Code. Employees may elect to make salary reduction contributions up to three percent of annual compensation, subject to certain annual limitations. The Company may provide discretionary matching contributions at a rate to be determined annually. For the year ended December 31, 2008, Company matching contributions totaled $8,666.

4. Related Party Transactions

The Parent provides the Company with certain management services, equipment, systems and office support. The cost of these services, equipment and support is not reimbursed by the Company. The Company also provides certain services to two affiliates for which it gets reimbursed.

The transactions with the Parent described above and the effect thereof on the accompanying financial statements may not necessarily be indicative of the effect that might have resulted from dealing with nonaffiliated parties.